Filed by: Impax Funds Series Trust I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Impax Funds Series Trust I

SEC File No. 811-02064 and 002-38679

October 3, 2025

Impax Funds Series Trust I

Impax Global Sustainable Infrastructure Fund

Institutional Class (PXDIX); Investor Class (PAXDX)

Dear Shareholders,

We are writing to inform you of an important development regarding your investment in the Impax Global Sustainable Infrastructure Fund (the “Fund”). At a meeting held on September 10-11, 2025, the Board of Trustees of Impax Funds Series Trust I (the “Trust”) approved an Agreement and Plan of Reorganization (the “Plan”) pursuant to which the Fund will reorganize (the “Reorganization”) with and into a newly created corresponding exchange traded fund (“ETF”), which will be a series of the Trust, to be named Impax Global Infrastructure ETF (the “New ETF”). The Reorganization does not require the approval of shareholders of the Fund. The Reorganization is expected to take place on or around February 2, 2026.

We believe this Reorganization is in the best interests of the Fund’s shareholders, offering several potential advantages, including greater tax efficiency, increased trading flexibility, and lower operating expenses. We are pleased to announce that the total expense ratio for the New ETF, at launch, will be 0.60%, versus a total expense ratio of 0.65% for Institutional Class shares of the Fund (and versus 0.90% for Investor Class shares of the Fund, which currently includes a 12b-1 fee). There will be no 12b-1 fee for the New ETF. Moreover, the New ETF will retain the fee schedule currently in place for the Fund, such that the total expense ratio is expected to decrease as the New ETF’s assets increase.

The New ETF will be managed by Impax Asset Management LLC (“Impax”), the same investment manager for the Fund, and will continue to follow the same investment objective and principal strategies as the Fund, focusing on the investment risks and opportunities arising from the transition to a more sustainable economy.

Filed by: Impax Funds Series Trust I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Impax Funds Series Trust I

SEC File No. 811-02064 and 002-38679

How the Reorganization affects you:

If you hold your shares in a brokerage account

You generally do not need to take any action prior to the closing of the Reorganization (the “Closing Date”). Your Fund shares will automatically be exchanged for New ETF shares of equal value in your brokerage account on the Closing Date and you may receive a cash payment in lieu of fractional shares (the redemption of fractional shares would be taxable event). The Reorganization has been structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. As a result, Fund shareholders generally will not recognize a taxable gain or loss for U.S. tax purposes as a result of the Reorganization (except with respect to any cash received in lieu of fractional shares and as noted below).

If you hold your shares directly with Impax or through a retirement account

ETF shares are typically held in brokerage accounts, not directly with fund companies. If you currently hold your Fund shares directly with the Fund or through a retirement account, you must establish a brokerage account that can accept ETF shares before the Closing Date in order to receive shares of the New ETF.

If you do not open a brokerage account by the Closing Date:

●	your Fund shares will be liquidated into cash on the Closing Date.

●	The liquidation of your shares and return of cash may be subject to tax.

Action required: If you do not hold your Fund investment through a brokerage account that is eligible to receive ETF shares, please contact your financial advisor or brokerage firm to begin this process as soon as possible.

Filed by: Impax Funds Series Trust I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Impax Funds Series Trust I

SEC File No. 811-02064 and 002-38679

Key differences between a mutual fund and an ETF

Feature	Mutual Fund	ETF
Trading	Trades only once a day after the market closes at the fund's net asset value (“NAV”).	Trades on an exchange throughout the day at market price, which may be at a premium or discount to the NAV.
Liquidity	Purchase and redemption requests are processed once daily.	Shares can be bought and sold at any time during market hours.
Tax Efficiency	Realized capital gains are distributed annually to shareholders, potentially creating a taxable event even if shares are not sold.	Capital gains distributions are generally minimized or eliminated due to the "in-kind" creation and redemption process.
Brokerage Account	Can be held directly with the fund company or through a brokerage account.	Must be held in a brokerage account.
Minimums	Often have minimum investment requirements.	Can be bought and sold in single shares, similar to stocks.

What to do next

●	Shareholders of the Fund will receive a prospectus/information statement with important information concerning the Reorganization. Shareholders should read the prospectus/information statement when it becomes available. The Reorganization does not require shareholder approval.

●	Contact your financial advisor or us with any questions you may have.

●	If you hold shares directly with us or through a retirement account that does not accept ETF shares, take steps to open a brokerage account to hold your new ETF shares.

Please note that the New ETF will be a series of the Trust and that the Agreement and Declaration of Trust of the Trust has been amended and restated, effective as of today, to add, with respect to the New ETF, certain provisions for its operation as an ETF.

Filed by: Impax Funds Series Trust I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Impax Funds Series Trust I

SEC File No. 811-02064 and 002-38679

We appreciate your continued investment and look forward to serving you as a shareholder in the new Impax Global Infrastructure ETF.

Sincerely,

Ed Farrington

President

Impax Funds

*              *              *

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed Reorganization, a combined prospectus/information statement that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined prospectus/information statement will not be distributed to shareholders unless and until the registration statement becomes effective. Shareholders should read the combined prospectus/information statement, which contains important information about the Reorganization, when it becomes available. For a free copy of the combined prospectus/information statement when it becomes available, please contact (800) 767-1729. The combined prospectus/information statement will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

Investors should consider the investment objectives, risks, fees and expenses of the New ETF carefully. All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of the New ETF will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Filed by: Impax Funds Series Trust I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Impax Funds Series Trust I

SEC File No. 811-02064 and 002-38679

Following the Reorganization, the New ETF will continue to be advised by Impax.

Distributed by Foreside Financial Services, LLC.